SUB-ITEM 77H:  Changes in control of registrant


Cash Trust Series II
(Registrant)



As of November 30, 2005, Barnes &
Thornburg, Southbend IN, has attained control of the Registrant by acquiring 25.99%* of the voting securities of the Registrant.


As of November 30, 2005, Banc of America
Securities LLC, Charlotte NC, has attained control of the Registrant by acquiring
51.60%* of the voting securities of the Registrant.